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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Knoll, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    498904101
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

----------------------------                            ------------------------
CUSIP No.  498904101                  13G               Page  2   of  7   Pages
----------------------------                            ------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           Warburg, Pincus Ventures, L.P.              I.D.# 13-3784037
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,709,922
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            20,709,922
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,709,922
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           47.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                         ------------------------------
CUSIP No.  498904101                 13G          Page  3    of  7   Pages
-------------------------                         ------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           Warburg, Pincus & Co.               I.D.# 13-6358475
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) { ]
                                                                    (b) [x]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            344,534
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,709,922
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 344,534

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            20,709,922
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,054,456
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           48.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                        -----------------------------
CUSIP No.  498904101                 13G           Page  4    of  7    Pages
---------------------------                        -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

           E.M. Warburg, Pincus & Co., LLC             I.D.# 13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,709,922
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            20,709,922
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,709,922
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           47.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 2 amends the Schedule 13G filed by the Reporting Entities on February 9, 1998 and amended on April 9, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Knoll, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13G.

         Introductory Note.
         ------------------

     The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock caused by the distribution on April 27, 1998, by Warburg, Pincus Ventures ("WPV") of an aggregate of 4,507,866 shares of Common Stock to the limited and general partners of WPV. The sole general partner of WPV, Warburg, Pincus & Co., a New York general partnership ("WP"), in turn distributed a portion of the shares of Common Stock it received to its partners (collectively, the "Distribution"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages WPV. As a result of the Distribution, WPV directly owns 20,709,922 shares of Common Stock and WP directly owns 344,534 shares of Common Stock. With respect to such shares of Common Stock owned now owned directly by WP, this Amendment is being filed solely to reflect a change in ownership from indirect to direct.

     As a result of such transactions, the percentage of Common Stock that may be deemed to be beneficially owned by the Reporting Entities has decreased from 58.3% to 47.7% in the case of WPV and EMW LLC, and from 58.7% to 48.5% in the case of WP.

Item 4.  Ownership
         ---------

     Item 4 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

Item 4.             Ownership of WP:
                    ----------------

                    (a) 20,709,922 shares of Common Stock, as of April 30, 1998.

                    (b)  48.5%

                    (c)    (i)      344,534
                           (ii)     20,709,922
                           (iii)    344,534
                           (iv)     20,709,922




                                Page 5 of 7 Pages

                    Ownership of WPV and EMW LLC:
                    ----------------------------

                    (a) 20,709,922 shares of Common Stock, as of April 30, 1998.

                    (b)  47.7%

                    (c)  (i)      -0-
                         (ii)     20,709,922
                         (iii)    -0-
                         (iv)     20,709,922





                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May8, 1998


                                   WARBURG, PINCUS VENTURES, L.P.

                                   By:      Warburg, Pincus & Co., General
                                            Partner


                                   By:  /s/ Stephen Distler
                                        -------------------
                                            Stephen Distler, Partner



                                   WARBURG, PINCUS & CO.


                                   By:  /s/ Stephen Distler
                                        -------------------
                                            Stephen Distler, Partner



                                   E.M. WARBURG, PINCUS & CO., LLC


                                   By:  /s/ Stephen Distler
                                        -------------------
                                            Stephen Distler, Member





                                Page 7 of 7 Pages